Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Partners

Penn Virginia Resource Partners, L.P.:

We consent to the incorporation by reference of our reports dated March 1, 2010, with respect to the consolidated balance sheets of Penn Virginia Resource Partners, L.P. (the Partnership) as of December 31, 2009 and 2008, and the related consolidated statements of income, partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of the Partnership, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG, LLP

Houston, Texas

April 16, 2010